RAADR INC.

July 23, 2021

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	VIA: EDGAR

Re:	Raadr Inc.
Qualification of Offering Statement on Form 1-A
Filed July 23, 20021
File No. 024-11519
Withdrawal of Qualification Request
ATTN: Anna Abramson and Jan Woo

To Whom It May Concern:

Further to our receipt of comments from your office that there were deficiencies preventing the Qualification of Raadr Inc.’s (the “Company”) Offering Statement on Form 1-A, we hereby request to withdraw such Qualification Request as was filed on July 23, 2021 until such time as any deficiencies may be amended.

We trust the foregoing is in order.

Sincerely,

/s/ Jacob DiMartino

Jacob DiMartino, CEO